

August 12, 2010

Mr. Lee G. Christianson
Chief Executive Officer
Pyramid Oil Company
2008 21st Street
Bakersfield CA 93301

> **Re:** **Pyramid Oil Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 30, 2010**
> **File No. 001-32989**

Dear Mr. Christianson:

We have reviewed your response and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Year Ended December 31, 2009

Properties, page 15

1. We understand from your response to prior comment 2 that you believe the estimates of oil and gas reserves as of December 31 are the same as the reserves you report as of January 1. Please revise all textual and tabular information in your filing as necessary to ensure that information pertaining to your oil and gas reserves coincides with your fiscal year-end, consistent with your reply.

Financial Statements

General

2. Please add an appropriate Note and section header for the information provided in response to ASC 932-235-50, concerning your oil and gas properties, including a parenthetical indication as to whether such information is audited or unaudited.

Closing Comments

     Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

     You may contact Craig Arakawa at (202) 551-3650, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief